

Mailstop 3561

October 23, 2007

<u>Via U.S. Mail</u>

James Whang
Director
Synthetic Fixed-Income Securities, Inc.
One Wachovia Center
301 S. College Street
Charlotte, North Carolina

Re: STRATS Trust for Allstate Corporation Securities, Series 2006-3
Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007
File No. 001-32867

Dear Mr. Whang,

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

Rolaine S. Bancroft
Attorney Advisor

cc: Mark R. Riccardi, Esq.
      Orrick, Herrington & Sutcliffe LLP
      via facsimile: 202-339-8500